UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                    CHINA MEDIA NETWORKS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $.0001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    169433109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                PATRICIA JENKINS
                  C/O CHINA MEDIA NETWORKS INTERNATIONAL, INC.
                         237 CEDAR HILL STREET, SUITE 4
                               MARLBORO, MA 01752
                                 (508) 485-5271

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                DECEMBER 30, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===================                                                  ===========
CUSIP NO. 169433109                    13D                           PAGE 2 of 4
===================                                                  ===========

================================================================================
     1.      NAMES OF REPORTING PERSONS.
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

             PATRICIA JENKINS
------------ -------------------------------------------------------------------
     2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3.      SEC USE ONLY


------------ -------------------------------------------------------------------
     4.      SOURCE OF FUNDS

             OO
------------ -------------------------------------------------------------------
     5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6.      CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF              7.     SOLE VOTING POWER

   SHARES                       11,328,800 (see Item 5)
                   ------------ ------------------------------------------------
BENEFICIALLY             8.     SHARED VOTING POWER

  OWNED BY                      414,419 (see Item 5)
                   ------------ ------------------------------------------------
    EACH                 9.     SOLE DISPOSITIVE POWER

  REPORTING                     11,328,800 (see Item 5)
                   ------------ ------------------------------------------------
   PERSON               10.     SHARED DISPOSITIVE POWER

    WITH                        414,419 (see Item 5)
------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             11,743,219
------------ -------------------------------------------------------------------
    12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [_]
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             59.5%
------------ -------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             IN
================================================================================

===================                                                  ===========
CUSIP NO. 169433109                    13D                           PAGE 3 of 4
===================                                                  ===========


ITEM 1.  SECURITY AND ISSUER

         Title of Class of Equity Securities: Common Stock, $.0001 par value

         Address of Issuer: 237 Cedar Hill Street, Suite 4, Marlboro, MA 01752

ITEM 2.  IDENTITY AND BACKGROUND

         (a)   Patricia Jenkins Rehab Medical Holdings, Inc.

         (b) Patricia Jenkins: c/o China Media Networks International, Inc., 237 Cedar Hill Street, Suite 4, Marlboro, MA 01752

               Rehab Medical Holdings, Inc.: c/o China Media Networks International, Inc., 237 Cedar Hill Street, Suite 4, Marlboro, MA 01752

         (c)   Patricia Jenkins: Investor.
               Rehab Medical Holdings, Inc.: Medical services.

         (d) Neither Patricia Jenkins nor Rehab Medical Holdings, Inc. has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) During the last five years, neither Patricia Jenkins nor Rehab Medical Holdings, Inc. has been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) Patricia Jenkins: United States citizen Rehab Medical Holdings, Inc.:Delaware corporation

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On December 30, 2005, China Media Networks International, Inc. consummated a merger transaction among it, its wholly owned subsidiary CMNW Acquisition Corporation, a Nevada corporation, OrthoSupply Management, Inc., Thunderbird Global Corporation and Mark L. Baum. Pursuant to the merger, CMNW Acquisition Corporation merged with and into OrthoSupply Management, Inc. and a Certificate of Merger and Articles of Merger were filed with the Delaware and Nevada Secretaries of State, respectively, whereby CMNW Acquisition Corporation ceased to exist and OrthoSupply Management, Inc. continued as the surviving corporation. Pursuant to the merger, the stockholders of OrthoSupply Management, Inc., including the Reporting Person, exchanged their OrthoSupply Management, Inc. securities on a "1 for 1" basis for the substantially identical securities of China Media Networks International, Inc.

ITEM 4.  PURPOSE OF TRANSACTION

         See Item 3 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number of shares of common stock to which this
Schedule 13D relates is 11,743,219 shares, representing 59.5% of the 19,741,146 shares of China Media Networks International, Inc. common stock outstanding as of December 30, 2005.

         (b) The Reporting Person has sole voting and dispositive power over the 11,328,800 shares of the China Media Networks International, Inc. common stock which she directly owns. The Reporting Person has shared voting and dispositive voting power over 414,419 shares of the China Media Networks International, Inc. common stock held by Rehab Medical Holdings, Inc., a Delaware corporation in which the Reporting Person owns all of the issued and outstanding shares of capital stock. The Reporting Person disclaims beneficial ownership over such shares except to the extent of her pecuniary interest therein.

         (c) See Item 3 above.

         (d) Not Applicable.

===================                                                  ===========
CUSIP NO. 169433109                    13D                           PAGE 4 of 4
===================                                                  ===========

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 3 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               /s/ Patricia Jenkins
                                               ------------------------
                                               Patricia Jenkins
                                               February 6, 2006